SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LOGICBIO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

54142F102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54142F102	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Adi Barzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,033,462[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,033,462[1]
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033,462
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4,5%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 Includes 836,963 shares of Common Stock directly held by the Reporting Person and 196,499 shares of Common Stock issuable to the Reporting Person upon exercise of options within 60 days of December 31, 2019.

2 The percentage set forth above is based on an aggregate of 22,924,337 shares of Common Stock outstanding as of November 7, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2019 filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 54142F102	13G	Page 3 of 4 Pages

Schedule 13G

Item 1(a).	Name of Issuer: LogicBio Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 99 Erie Street, Cambridge MA 02139

Item 2(a).	Name of Persons Filing: Dr. Adi Barzel

Item 2(b).	Address of Principal Business Office or, if None, Residence: 8/1 Beit Oren Street, Hod-Hasharon, Israel 4538421

Item 2(c).	Citizenship: Israel

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number: 54142F102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4.	Ownership: (a) through (c): The information requested herein is incorporated by reference to page2 to this Schedule 13G.

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

CUSIP No. 54142F102	13G	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dr. ADI BARZEL

Dated: February 21, 2020	/s/ Dr. Adi Barzel
Signature of Reporting Person